

FOR IMMEDIATE RELEASE

FOR FURTHER INFORMATION:
Reid French
EVP, Corporate Development
1.256.730.2602
reid.french@intergraph.com

Intergraph Reaches Global Patent Settlement with Hewlett-Packard

Terms Include $141 Million Cash Payment and Patent Cross License

HUNTSVILLE, Ala., January 21, 2005 -- Intergraph Corporation (NASDAQ: INGR), a leading global provider of Spatial Information Management (SIM) software, announced today that the Company has resolved all pending patent litigation with Hewlett-Packard Company ("HP"), including the Company's OEM Clipper case. Under the terms of the settlement agreement, HP will pay Intergraph $141 million by January 28, 2005. Intergraph expects to record approximately $11 million of legal expenses to offset against this settlement in the first quarter of 2005. The terms of the settlement also provide for the dismissal of all pending legal actions between Intergraph and HP as well as a cross-license to the other party's patent portfolio.

Commenting on the settlement, Intergraph CEO & President Halsey Wise said, "We are very pleased to have fully resolved all of our pending OEM patent litigation with the HP settlement. We believe that the settlement with HP is in the best interest of our shareholders, and we are pleased to have received a license to HP's extensive patent portfolio for our fields of business. Intergraph's intellectual property protection and enforcement efforts have produced approximately $860 million of pre-tax income since 2002."

As was previously disclosed, Intergraph announced related patent settlements with Dell, Intel, Gateway and AMD in 2004. As a technology company, Intergraph will continue to consider potential licensing and litigation strategies to protect its intellectual property.

Intergraph was represented in the litigation by the law firms of Robins, Kaplan, Miller & Ciresi, L.L.P.; McDermott, Will & Emery; Brown McCarroll; Alston & Bird; Ireland, Carroll & Kelley; Parker & Clayton; Richards, Layton and Finger; and Jones & Jones.

About Intergraph

Intergraph is a leading global provider of Spatial Information Management (SIM) software. Governments and businesses in over 60 countries around the world rely on our spatial technology and services to support better and faster operational decisions. Our commitment to the customers and markets we serve, history of innovation and proven solutions span 35 years. Intergraph's stock trades on the NASDAQ stock market under the symbol INGR and the Company can be found on the Web at www.intergraph.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements (all statements other than those made solely with respect to historical fact) within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements and the Company's liquidity, financial condition, results of operations, and prospects (including those relating to the Company's patent litigation and enforcement program and its future results) are subject to known and unknown risks and uncertainties (some of which are beyond the Company's control) that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, potential adverse outcomes in our efforts to protect our intellectual property (including with respect to the settlement announced today, and other potential litigation, licensing and patent enforcement efforts), the ability, timing and cost (including the calculation of success and other fees) to enforce and protect the Company's intellectual property rights, potential adverse outcomes in our efforts to improve our operating performance (including uncertainties with respect to the timing and magnitude of expected improvements); material changes with respect to our business, worldwide political and economic conditions, or the securities markets (including the marker for Intergraph common stock and any adjustment related to the ASB), risks associated with doing business internationally (including foreign currency fluctuations), the ability to attract or retain key personnel, increased competition, rapid technological change, unanticipated changes in customer requirements, the ability to access the technology necessary to compete in the markets served and other risks detailed in our press releases and filings with the Securities and Exchange Commission.